

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 15, 2018

Mr. Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda, 60218, Israel

     Re: Formula Systems (1985) Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2016
           Filed May 16, 2017
           File No. 000-29442

Dear Mr. Bernstein:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Craig D. Wilson

                Craig D. Wilson
                Senior Assistant Chief Accountant
                Office of Information Technologies
                and Services